Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington DC, 20549-7010

November 10, 2011

Re:	Nanophase Technologies Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 22, 2011
File No. 000-22333

Dear Mr. Cash:

On behalf of Nanophase Technologies Corporation (the “Company”), we enclose for filing, via direct transmission to the EDGAR system of the Securities and Exchange Commission (the “Commission”), this response to the comments received from the staff (the “Staff”) of the Commission by letter dated November 1, 2011 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2010. For the sake of convenience, we have reproduced each relevant comment below with our response following each such comment. We have referenced the comments as numbered in the Commission’s comment letter and did not change the references to page numbers contained in your comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

Overview, page 11

We note your statement in the last sentence that you expect to attract customers to help you achieve growth in “certain markets in 2011 and beyond”. In future filings please discuss and analyze the markets in which you expect to achieve future growth.

Response: In future filings, we will change our disclosure to describe our activities in more detail, as requested. Please find the following disclosure that was included in our Form 10-Q filed on November 9, 2011 for the period ended September 30, 2011:

“We expect growth in end-user (manufacturing customers, including customers of customers) adoption as we conclude 2011 and move into 2012, and beyond. Our initiatives in targeted market areas are progressing at differing rates of speed, but we have been broadly moving through testing and development cycles, and in a number of cases believe we are approaching first revenue or next stage revenue with particular customers in the industries referenced above. During 2011 we launched our line of abrasion-resistant additives and have been engaged in a large volume of related activity. Abrasion-resistant and polishing applications tend to have shorter testing cycles than other applications such as exterior coatings. We further believe that successful introduction of our materials with manufacturers will more likely lead to follow-on orders for other materials in their applications.”

Item 9A. Controls and Procedures, page 14

Evaluation and Disclosure of Controls and Procedures, page 14

Your management’s effectiveness conclusion contains a materiality qualifier. Please note that the definition of disclosure controls and procedures in Rules 13a-15(e) and 15d-15(e) does not limit the effectiveness to only “material” information, but rather applies to “information.” Please confirm to us that your management’s effectiveness conclusion here and in Item 4 of your Forms 10-Q for the quarters ended June 30, 2011 and March 30, 2011 are based on the definition of disclosure controls and procedures as set forth in the Rules 13a-15(e) and 15d-15(e). Please comply with this comment in future filings.

Response: We confirm that management’s effectiveness conclusion in all referenced filings applies to “information” as contemplated by Rules 13a-15(e) and 15d-15(e) under the Exchange Act, without additional limitations. Future filings will include disclosure consistent with what we filed on November 9, 2011 in our Form 10-Q for the period ended September 30, 2011, replacing the language in the referenced prior filings with the following:

“We are responsible for establishing and maintaining disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports filed by us under the Exchange Act is: (a) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (b) accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosures. It should be noted that in designing and evaluating our disclosure controls and procedures, we recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and that our management necessarily was required to apply its judgment regarding the design of our disclosure controls and procedures. As of the end of the period covered by this report, we conducted an evaluation, under the supervision (and with the participation) of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at reaching that level of reasonable assurance.”

Item 11. Executive Compensation, page 21

Summary Compensation Table, page 22

We note your disclosure in footnote 1 to the Summary Compensation Table. In future filings, please further state how the board determined the bonus amounts payable to each named executive officer.

Response: The Company affirms that it will provide the requested disclosure in future filings.

***

In connection with our response to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to contact the undersigned.

Best Regards,

Frank Cesario

Chief Financial Officer

Nanophase Technologies Corporation

1319 Marquette Drive

Romeoville, IL 60446

630-771-6705

Fax 630-771-0825

fcesario@nanophase.com